EXHIBIT 99.1

[Telemig Celular   TELEMIG CELULAR PARTICIPACOES S.A.  [theglobalconsultinggroup
 Logo omitted]                                               Logo omitted]
        Joao Cox                 Leonardo Dias
        Chief Financial          Investor Relations                Isabel Vieira
        Officer                  Manager                          Vice President
        Jcox@telepart.com.br     Ldias@telepart.com.br     Isabel.vieira@tfn.com
        (55 61) 429-5600         (55 61) 429-5673                 (212) 807-5110

--------------------------------------------------------------------------------


TMB                TELEMIG CELULAR PARTICIPACOES S.A. REPORTS
LISTED                     SECOND QUARTER 2003 RESULTS
NYSE
              - EBITDA margin of 50% of service revenues for the quarter
[Bovespa      - Postpaid client base increased by 3% quarter-over-quarter
Logo omitted]   - Year-to-date positive free cash flow of R$173 million
                       - Negative net debt of R$34 million


Brasilia, July 22, 2003 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its second quarter 2003 results. The Company registered 76,300 new customers for the quarter, increasing the client base to 2,034,482. EBITDA reached R$122.1 million in the 2Q03, representing 50% of service revenues.

Operating Highlights:

76,300 new customers in 2Q03           The Company's customer base reached
                                       2,034,482 during the second quarter of
                                       2003. Quarter-over-quarter, this
                                       represents a 3.9% increase.
                                       Year-over-year, this represents a 17.5%
                                       increase in the client base.

                                       Net additions increased 35% and 116% when compared to the 2Q02 and the 1Q03, respectively, amounting to 76,300 for the quarter. For the second quarter of 2003, prepaid net additions were 57,636, bringing the total prepaid base to 1,366,800, or 67% of the total base. The postpaid base increased by 18,664 customers, ending the quarter with 667,682 customers, or 33% of the total base.

                                ------------------------------------------------
                                                   Client Base
                                ------------------------------------------------
                                                  Clients (000)

                                              2Q02    3Q02    4Q02   1Q03   2Q03

                                Postpaid       679     656     657    649    668

                                Prepaid      1,053   1,152   1,266  1,309  1,367

                                Total        1,732   1,809   1,923  1,958  2,034
                                ------------------------------------------------

Churn rate improvement                 For the second quarter of the year, the
                                       blended annualized churn rate decreased
                                       to 30% from the 35% registered in the
                                       1Q03 due to improvements in both postpaid and prepaid churn rates. The annualized prepaid churn rate decreased to 34% from the 40% reported for the previous quarter as a direct result of the change in the disconnection policy in the beginning of the year which increased the total disconnection period to 240 days from 150 days. For postpaid clients, the annualized churn rate for the 2Q03 decreased to 21% from the 25% registered in the 1Q03 and the 31% reported during the same period in the previous year.

--------------------------------------------------------------------------------
[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results

Net service revenues                   Net service revenues totaled R$244.4
increased by 14% year-over-            million for the quarter, an increase of
year                                   5% over the previous quarter, which was
                                       largely due to the 7% increase in total
                                       outgoing traffic. Year-over-year net
                                       service revenues increased by 14%. Net
                                       equipment revenues totaled R$18.6
                                       million, a decrease of 11% when compared with the 1Q03. This decrease was related to higher acquisition subsidies offered to clients during the sales campaigns in 2Q03. As a result, total net revenues were R$262.9 million for the quarter, 4% higher when compared with the previous quarter and 15% higher when compared to same quarter of 2002.

                                       For the 2Q03, handset subsidies for
                                       client acquisition were R$4.9 million or R$21.9 per gross addition, higher than the R$14.6 registered in the previous quarter. This increase was a direct result of the aforementioned sales campaigns and the intensifying competition in the market.

                                       Cost of services for the 2Q03 totaled
                                       R$65.3 million, 9% higher when compared
                                       with the previous quarter. This
                                       difference is largely related to the
                                       abovementioned increase in outgoing
                                       traffic that led to higher
                                       interconnection costs.

                                       Selling and marketing expenses for the
                                       quarter totaled R$35.9 million, up 6%
                                       quarter-over-quarter as a result of
                                       higher gross additions in the quarter
                                       mainly due to Mothers' Day and
                                       Valentine's Day sales campaigns, but 12% lower when compared to same period in 2002.

Customer acquisition cost at           Customer acquisition cost for the second
R$116 for the quarter                  quarter of 2003 increased to R$116 from
                                       the R$101 reported in the 1Q03. This can be primarily attributed to greater sales efforts during the second quarter as well as the higher percentage of postpaid customers added during the period.

                                       Retention costs for the 2Q03 represented
                                       6.0% of net service revenues, in line
                                       with the 6.4% registered during the
                                       previous quarter and significantly lower than the average 7.9% of fiscal year 2002.

                                       As compared to the previous quarter, G&A expenses decreased by 40%. The difference is related to a non-recurring event that impacted the 1Q03 results by R$9.1 million (see the 1Q03 Earnings Release for details). Excluding the non-recurring effect, G&A expenses for the first quarter of the year would have been R$12.9 million. For the 2Q03, G&A expenses totaled R$13.1 million or 5.4% of net service revenues, in line with the adjusted figure for the previous quarter.

Bad debt remained at low               Bad debt remained low at 1.3% of net
levels                                 service revenues when compared to the
                                       1.7% registered in the previous quarter
                                       and significantly lower than the 2.4%
                                       recorded in the same period of 2002. When calculated against total net revenues, bad debt reached 1.2% during the 2Q03.

Postpaid ARPU increased to             Postpaid MOU (minutes of use) for 2Q03
R$77 and blended ARPU                  totaled 188 representing a 5% increase
increased to R$39                      when compared to the 179 registered in
                                       the previous quarter. This increase is
                                       associated with more business days during the quarter than the previous period.
                                       Higher usage, specifically in terms of
                                       outgoing traffic, led to a 6% increase in the postpaid ARPU (average revenue per user), reaching R$77.3 in the 2Q03 compared to the R$73.2 registered in the 1Q03. It is worth mentioning that this is the fifth consecutive quarter with improvements in postpaid ARPU.

                                       Prepaid MOU decreased in the quarter to
                                       51 from the 56 reported in the previous
                                       quarter. This decrease in usage was
                                       partially related to the change in the
                                       Company's disconnection policy. Despite
                                       the slight decrease in the MOU, prepaid
                                       ARPU remained fairly stable at R$20.4 in the 2Q03 compared to the R$20.5 reported in the 1Q03. It should be noted that the second quarter of the year fully reflected the interconnection tariff increase which was effective on February 6, 2003.

--------------------------------------------------------------------------------
[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results
                                                                               2

                                       Blended ARPU increased to R$39.3 compared to the R$38.1 registered in the 1Q03 as a result of the improvement in the quality of the Company's customer base.

                                ------------------------------------------------
                                                     ARPU
                                                      R$
                                ------------------------------------------------
                                              2Q02    3Q02    4Q02   1Q03   2Q03

                                Postpaid      67.8    69.7    71.0   73.2   77.3

                                Prepaid       20.7    21.3    22.0   20.5   20.4

                                Blended       39.7    39.5    39.0   38.1   39.9
                                ------------------------------------------------


Market share estimated at 61%          Market share was estimated at 61%
                                       compared to the 62% registered in the
                                       previous quarter. Gross sales share for
                                       the 2Q03 was an estimated 50%.

EBITDA margin of 50.0% of              EBITDA and EBITDA margin (excluding
service revenues for the quarter       handsets) for the second quarter of 2003
                                       reached R$122.1 million and 50.0%,
                                       respectively, compared to the R$109.0
                                       million and 47.0% registered in the
                                       previous quarter. Year-to-date EBITDA and
                                       EBITDA margin reached R$231.1 million and 48.5%, respectively. Excluding the non-recurring effect that impacted the
                                       1Q03 results, year-to-date EBITDA and
                                       EBITDA margin would have reached R$240.2 million and 50.4%, respectively.

                                ------------------------------------------------
                                               EBITDA (R$ millions)
                                                   R$ millions
                                ------------------------------------------------
                                              2Q02    3Q02    4Q02   1Q03   2Q03

                                EBITDA        45.5    44.9    43.2   47.0   50.0
                                Margin

                                EBITDA        97.2    98.7    98.9  109.0  122.1
                                ------------------------------------------------

Depreciation and                       For the 2Q03, depreciation and
Amortization                           amortization reached R$46.4 million, a
                                       decrease of R$3.4 million when compared
                                       to the previous quarter. This decrease is related to the completion of the depreciation of the old billing system, which is expected to be replaced by the end of July in 2003.

Year-to-date net financial             -----------------------------------------
income of R$22.8 million                                       R$ millions
                                       -----------------------------------------
                                                                2Q03       YTD
                                       -----------------------------------------
                                       Interest Expense (a)    (102.1)   (158.2)
                                       -----------------------------------------
                                       Interest Income (b)       24.4      65.3
                                       -----------------------------------------
                                       Foreign Exchange Gain
                                       (Loss) (c)                83.1     115.7
                                       -----------------------------------------
                                       Net Financial Income
                                       (Expense)                  5.4      22.8
                                       -----------------------------------------
                                       Note: a) Interest expense: includes
                                       financial expenses related to debt,
                                       losses on hedging operations (if any),
                                       and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

--------------------------------------------------------------------------------
[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results
                                                                               3

                                        Detailed Financial Expenses Information
                                                     (net of taxes*)
                                       -----------------------------------------
                                                                   R$ millions
                                       -----------------------------------------
                                                                  2Q03     YTD
                                       -----------------------------------------
                                       Expense related to debt
                                       denominated in foreign
                                       currency                   74,6     95.8
                                       -----------------------------------------
                                       Gain (loss) on hedging
                                       operations                (81.5)  (115.2)
                                                                 ------  -------
                                       -----------------------------------------
                                         Sub-total                (6.9)   (19.4)
                                       -----------------------------------------
                                       Expense related to debt
                                       denominated in Reais       (5.7)   (11.5)
                                       -----------------------------------------
                                       Financial expense
                                       (debt related)            (12.6)   (30.9)
                                       -----------------------------------------
                                       Net financial expense
                                       (not related to debt)**    (3.7)    (4.9)
                                       -----------------------------------------
                                         Sub-total               (16.3)   (35.8)
                                       -----------------------------------------
                                       Interest income - cash
                                       investing activities       21.7     58.6
                                       -----------------------------------------
                                       Net Financial Income
                                       (Expense)                   5.4     22.8
                                       -----------------------------------------
                                       * Net of PIS/COFINS on interest income.
                                       ** Net financial expense not related to
                                       debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Negative net debt of R$34.3            As of June 30, 2003, the Company's
million                                indebtedness was offset by cash and cash
                                       equivalents (R$586.0 million) and
                                       accounts receivable from hedging
                                       operations (R$36.7 million), resulting in a negative net debt of R$34.3 million.

                                ------------------------------------------------
                                                   Net Debt
                                                 R$ millions
                                ------------------------------------------------
                                       2Q02    3Q02    4Q02   1Q03   2Q03

                                        208     190     106     43    (34)
                                ------------------------------------------------

Total debt of R$588.4 million          At the end of the quarter, total debt was
                                       R$588.4 million: 75% denominated in
                                       foreign currencies (65% denominated in
                                       U.S. Dollars and 10% denominated in a
                                       currency basket index from the BNDES).
                                       From total debt denominated in foreign
                                       currencies, 100% was hedged.

Year-to-date net income of             Net income for the 2Q03 totaled R$45.6
R$89.8 million                         million, or R$2.630 per ADS (R$0.131 per
                                       thousand shares). Year-to-date, net
                                       income reached R$89.8 million, or R$5.185 per ADS (R$0.259 per thousand shares).

Investments totaled R$12.3 million     During the second quarter of 2003,
for the quarter                        Telemig Celular's capital expenditures
                                       were R$12.3 million. Year-to-date
                                       investments totaled R$24.6 million. It
                                       should be noted that reduced capital
                                       expenditures has not impacted the
                                       Company's ability to provide quality
                                       service or support traffic demand.

                         -------------------------------------------------------
CAPEX breakdown              CAPEX      2Q02    3Q02    4Q02    1Q03    2Q03
                         (R$ millions)
                         -------------------------------------------------------
                         Network        12.1    12.4    17.8     3.2     3.0
                         -------------------------------------------------------
                         IS/IT           3.2    21.6     4.8     8.5     8.7
                         -------------------------------------------------------
                         Others          0.8     2.4     0.9     0.6     0.6
                         -------------------------------------------------------
                         T O T A L      16.1    36.4    23.5    12.3    12.3
                         -------------------------------------------------------


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[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results
                                                                               4

Debt payment schedule    -------------------------------------------------------
                             Year             R$ millions     % denominated in
                                                              foreign currency
                         -------------------------------------------------------
                         2003                    105.7               72%
                         -------------------------------------------------------
                         2004                    199.5               70%
                         -------------------------------------------------------
                         2005                    223.2               75%
                         -------------------------------------------------------
                         2006 and beyond          60.1              100%
                         -------------------------------------------------------

Positive free cash flow                Free cash flow for the quarter was a
                                       positive R$97.1 million. Year-to-date,
                                       free cash flow amounted to a positive
                                       R$172.9 million.

Strong financial         -------------------------------------------------------
ratios                      Ratios             2Q02   3Q02   4Q02   1Q03   2Q03
                         -------------------------------------------------------
                         Net Debt/EBITDA (1)   0.53   0.47   0.27   0.11  (0.08)
                         -------------------------------------------------------
                         Net Debt/Total
                         Assets                 12%    10%     6%     2%    (2%)
                         -------------------------------------------------------
                         Interest Coverage
                         Ratio (1)             6.2    6.3    5.8    5.9    6.2
                         -------------------------------------------------------
                         Current Liquidity
                         Ratio                 2.2    2.0    1.8    2.0    2.2
                         -------------------------------------------------------
                         (1) Last twelve months

Outlook For the third quarter of 2003, Telemig Celular expects to maintain gross sales share at approximately 50%. The Company expects to sustain the same level of additions in the client base due to the Fathers' Day sales campaign. Net additions are expected to come primarily from prepaid customers. ARPUs should increase slightly for postpaid customers and remain stable for prepaid users.

                                       Telemig Celular expects mobile
                                       penetration, within the Company's
                                       concession area, to increase to 22% by
                                       year-end from the current level of 20%.

                                       Excluding an eventual technological
                                       transition, total capital expenditures
                                       for the year are expected to reach R$90
                                       million.

                     Additional information can be found at:

                        http://www.telemigholding.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.




--------------------------------------------------------------------------------
[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results
                                                                               5

                                                        OPERATIONAL DATA


-----------------------------------------------------------------------------------------------------------------------------------
                                                               2002                                 2003
                                             -------------------------------------  ----------------------------------      Var.
                                             2nd Quarter  3rd Quarter  4th Quarter  1st Quarter  2nd Quarter      YTD    (2Q03/1Q03)
-----------------------------------------------------------------------------------------------------------------------------------
Licensed Pops in millions                          16.4         16.4         16.4         16.7         16.8         16.8       0.6%
-----------------------------------------------------------------------------------------------------------------------------------
Clients                                       1,731,839    1,808,600    1,922,856    1,958,182    2,034,482    2,034,482       3.9%
   Postpaid                                     678,730      656,279      656,791      649,018      667,682      667,682       2.9%
   Prepaid                                    1,053,109    1,152,321    1,266,065    1,309,164    1,366,800    1,366,800       4.4%
-----------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
   Postpaid                                          76           73           69           66           64           65      -3.4%
   Prepaid                                           52           53           54           45           42           43      -7.2%
MOU Outgoing
   Postpaid                                          98          107          121          113          124          119       9.4%
   Prepaid                                           13           14           14           11           10           10     -12.6%
-----------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic (Million of Minutes)       244.7        261.5        289.4        264.0        282.6        546.6       7.1%
Total Incoming Traffic Million of Minutes         315.0        321.3        331.6        303.6        291.3        594.9      -4.1%
-----------------------------------------------------------------------------------------------------------------------------------
Average Revenue per User - ARPU (RE)               39.7         39.5         39.2         38.1         39.3         38.7       3.0%
   Postpaid                                        67.8         69.7         71.2         73.2         77.3         75.3       5.6%
   Prepaid                                         20.7         21.3         21.8       - 20.5         20.4         20.5      -0.6%
-----------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
   Monthly Fee                                   45,095       46,261       47,439       51,148       53,561      104,709       4.7%
   Outgoing Traffic                              62,771       65,487       70,090       67,230       71,801      139,030       6.8%
   Incoming Traffic                              95,213       97,402      100,258      104,279      107,793      212,072       3.4%
   Other                                         10,441       10,872       11,423        9,181       11,209       20,390      22.1%
                                             --------------------------------------------------------------------------------------
   TOTAL                                        213,521      220,023      229,209      231,838      244,364      476,202       5.4%
-----------------------------------------------------------------------------------------------------------------------------------
Chum - Annualized Rate                             36.3%        36.6%        32.7%        35.3%        29.8%        32.5%    -15.5%
Cost of Acquisition (R$)                            107          100          143          101          116          109      14.5%
Retention Costs (% of serv. net revenues)           8.9%         9.0%         7.4%         6.4%         6.0%         6.2%     -5.5%
CAPEX R$ millions                                  16.1         36.4         23.5         12.3         12.3         24.6       0.6%
-----------------------------------------------------------------------------------------------------------------------------------
Number of locations served                          290          306          322          331          331          331       0.0%
Number of cell sites                                705          712          725          735          735          735       0.0%
Number of switches                                   13           13           13           13           13           13       0.0%
-----------------------------------------------------------------------------------------------------------------------------------
Headcount                                         1,869        1,876        1,846        1,883        1,875        1,875      -0.4%
Estimated Market Share                               71%          68%          64%          62%          61%          61%     -1.9%
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results
                                                                               6

                                                      INCOME STATEMENT (BR GAAP)

------------------------------------------------------------------------------------------------------------------------------------
                                                           2002                                  2003
                                     ------------------------------------------  ----------------------------------------  Var. %
                                     2nd Quarter    3rd Quarter    4th Quarter   1st Quarter     2nd Quarter     YTD     (2Q03/1Q03)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS               271,030        282,444        295,816        295,788        311,777        607,565       0.0%
EquipmentRevenues - GROSS               17,869         24,553         37,113         25,236         22,962         48,198     -32.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                 288,899        306,997        332,929        321,024        334,739        655,763      -3.8%
Taxes                                  (60,836)       (67,105)       (73,227)       (68,441)       (71,813)      (140,254)     -8.5%

Service Revenues - NET                 213,521        220,023        229,209        231,838        244,364        476,202       1.1%
Equipment Revenues - NET                14,542         19,869         30,493         20,745         18,562         39,307     -32.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                   228,063        239,892        259,702        252,583        262,926        515,509      -2.7%

Cost of Services                        53,468         53,550         60,540         59,819         65,317        125,136      -1.2%
Cost of Equipment                       15,566         21,659         37,973         23,752         23,442         47,194     -37.5%
Selling & Marketing Expenses            40,687         45,312         44,418         33,989         35,879         69,868     -23.5%
Bad Debt Expense                         5,195          2,940          3,186          4,025          3,115          7,140      26.3%
General & Administrative Expenses       15,973         17,702         14,642         21,973         13,095         35,068      50.1%
------------------------------------------------------------------------------------------------------------------------------------

EBITDA                                  97,174         98,729         98,943        109,025        122,078        231,103      10.2%
  %                                       45.5%          44.9%          43.2%          47.0%          50.0%          48.5%      8.9%

Depreciation & Amortization             47,042         52,200         53,395         49,870         46,439         96,309      -6.6%
Interest Expense(1)                     18,127         29,689         22,948         56,102        102,124        158,226     144.5%
Interest Income                        (81,807)      (179,757)        21,714        (40,850)       (24,449)       (65,299)   -288.1%
Foreign Exchange Loss                  106,967        210,396        (68,884)       (32,643)       (83,086)      (115,729)    -52.6%
Others                                   7,074          1,716          4,794          2,709          4,130          6,839     -43.5%
Income Taxes                            (6,466)       (11,040)        17,618         21,092         21,290         42,382      19.7%
Minority Interests                       1,025            675          8,120          8,432         10,040         18,472       3.8%
------------------------------------------------------------------------------------------------------------------------------------

Net Income                               5,212         (3,800)        39,238         44,313         45,590         89,903      12.9%

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)        340,431,374    340,431,374    340,431,375    346,751,938    346,751,938    346,751,938       1.9%
Earnings per thousand shares (R$)        0.015         (0.011)         0.115          0.128          0.131          0.259      10.9%
Earnings per ADS (R$)                    0.306         (0.223)         2.305          2.556          2.630          5.185      10.9%

------------------------------------------------------------------------------------------------------------------------------------

(1) Interest paid: 2Q02 - R$20,112 thousand; 3Q02 - R$8,927 thousand; 4Q02 - R$30,762 thousand; 1Q03 - R$8,257 thousand; and 2Q03 R$21,202 thousand.



--------------------------------------------------------------------------------
[TELEMIG CELULAR LOGO OMITTED]                       Second Quarter 2003 Results
                                                                               7

                                               BALANCE SHEET (BR GAAP)

                                                                                                           (in R$ 000)
--------------------------------------------------------------------------------------------------------------------
                            2Q03           1Q03                                          2Q03                 1Q03
--------------------------------------------------------------------------------------------------------------------
Current Assets                                         Current Liabilities
Cash & cash equivalents    585,978       590,701       Loans & Financing                205,416             235,412
Accounts Receivable        118,943       114,834       Loan Interest                      4,686              15,013
Taxes Receivable            65,613        65,867       Suppliers                         69,295              56,308
Other Assets                40,848        57,822       Taxes Payable                     29,712              35,431
                         -----------------------       Dividends                         10,642              35,834
                           811,382       829,224       Other Current Liabilities         42,322              28,065
                                                                                      ------------------------------
                                                                                        362,073             406,063

Long-term Assets           254,260       334,866       Loans & Financing                383,001             521,002

Deferred Assets                  -             -       Other Long-term Liabilities       35,126              34,221

Plant & Equipment          672,290       701,850       Minority Interest                103,979              97,089

                                                       Shareholders' Equity             853,753             807,565

--------------------------------------------------------------------------------------------------------------------
                         1,737,932     1,865,940                                      1,737,932           1,865,940
--------------------------------------------------------------------------------------------------------------------


                             DEBT POSITION (BR GAAP)

                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                                2Q03
                ----------------------------------------------------------------
                                               Currency
   Debt                R$          US$       Basket Index   Total
--------------------------------------------------------------------------------
Short term           59,995      121,811       23,610      205,416

Long Term            84,994      260,625       37,382      383,001

--------------------------------------------------------------------------------
Total               144,989      382,436       60,992      588,417
--------------------------------------------------------------------------------


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


                              CASH FLOW (BR GAAP)

                                                                                     (R$ 000)
---------------------------------------------------------------------------------------------
                                                                2QO3            YTD
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Operating Activities

Net income (loss)                                             45,590               89,903
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
 Depreciation and amortization                                46,439               96,309
 Monetary variation and foreign exchange loss (principal)    (79,789)            (109,879)
 Unrealized income on hedging operations                      86,022              121,045
 Deferred income taxes and social charges                      1,427               (9,764)
 Minority interest                                            10,040               18,472
 Other                                                         2,183                2,290
Changes in operating assets and liabilities                   11,910               (4,270)
                                                           ----------------------------------
Net cash provided by operating activities                    123,822              204,106
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Investing Activities
 Proceeds from sale of property, plant and equipment             761                1,470
 Investment acquisition                                           --                  (50)
 Capital expenditures                                        (12,307)             (24,594)
                                                           ----------------------------------
Net cash used in investing activities                        (11,546)             (23,174)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Financing Activities
 Amortization of loans                                       (88,208)            (151,698)
 Payment of dividends and interest on capital                (28,791)             (29,255)
                                                           ----------------------------------
Net cash provided by financing activities                   (116,999)             (23,174)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          (4,723)                 (21)
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period           590,701              585,999
---------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                 585,978              585,978
---------------------------------------------------------------------------------------------



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


                           GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b) Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

                             Sum of deactivations/
        Sum of average monthly opening customers for the 3 months x 12
        --------------------------------------------------------------
                                       3

b) Churn % - year to date

                               YTD deactivations/
      Sum of avg monthly opening customers since beginning of the year x 12
      ---------------------------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

                Number of total billable minutes for the period/
                        Average customers for the period
                ------------------------------------------------
                         Number of months in the periods

IV) ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V) Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
 -------------------------------------------------------------------------------
                    Number of gross activations in the period

VI) Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

       Working Capital Variation = ((DELTA) Current Assets - (DELTA) Cash
 & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities


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